EXHIBIT 99.1

Titan Medical Announces Appointment of Eric Heinz as Vice President, Market and Corporate Development

TORONTO, ON, Sept. 26, 2022 (GLOBE NEWSWIRE) -- Titan Medical Inc. (Nasdaq: TMDI; TSX: TMD), a medical device company focused on the development and commercialization of innovative surgical technologies for single access robotic-assisted surgery (RAS), today announced that Eric Heinz has been appointed as the company’s Vice President, Market and Corporate Development. Mr. Heinz will be responsible for developing and executing on strategic business plans to expand and accelerate Titan’s Enos™ robotic single access surgical system’s portfolio cadence. He will also lead existing partnerships and look to supplement those to maximize Titan’s reach and the utilization of the Enos system. Mr. Heinz will engage and collaborate with stakeholders in refining the company’s value proposition, branding, product positioning and core messaging.

“We are excited to have Eric join the senior leadership team. Eric brings a proven track record of leading efforts to grow businesses and augment markets in the dynamic surgical robotics industry. It was especially important for us to bring in a leader with extensive experience at leading successful negotiations while driving organic and inorganic growth in the medical technology industry,” said Cary Vance, Titan’s President and CEO.

Mr. Heinz has more than 20 years of medical device experience across business strategy, corporate development, product development and marketing for companies ranging in size from small-cap to multi-nationals. He recently served as Director, Business Development (M&A) for Smith & Nephew, where he led teams responsible for executing upon the inorganic growth strategy via M&A, equity investments and co-development partnerships. Prior to joining Smith & Nephew, Mr. Heinz consulted to ZimmerBiomet, Medtech Surgical SA and a boutique investment bank, managing quality remediation, market development and private placement projects, respectively. He also served as senior marketing manager for the SYMBIS Surgical System MRI-compatible neurosurgical robotics business at IMRIS, and as a product manager over the $500m instruments, accessories and video system portfolio at Intuitive Surgical. Mr. Heinz holds a Master of Engineering Management from Christian Brothers University, a Bachelor of Science in Bioengineering from The University of Illinois, Urbana-Champaign, and is anticipated to graduate with an Executive MBA degree from the Kellogg School of Management at Northwestern University in December 2022.

About Titan Medical

Titan Medical Inc. (Nasdaq: TMDI; TSX: TMD), a medical device company headquartered in Toronto, Ontario and with operations in Chapel Hill, North Carolina, is focused on enhancing robotic assisted surgery using innovative technology through a single access point. The Enos™ robotic single access surgical system is being developed with an ergonomic focus to provide a surgical experience that imitates real-life movements that surgeons demand and includes multi-articulating instruments designed to allow surgeons an increased range of motion in a confined space, with dexterity and the ability to exert the forces necessary to complete common surgical tasks. With the Enos system, Titan intends to initially pursue gynecologic surgical indications.

Enos™ is a trademark of Titan Medical Inc.

For more information, visit www.titanmedicalinc.com and follow @TitanMedical on Twitter and LinkedIn.

Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of applicable Canadian and U.S. securities laws, which reflect the current expectations of management of the company’s future growth, results of operations, performance, and business prospects and opportunities. Wherever possible, words such as “may”, “would”, “could”, “will”, “anticipate”, “believe”, “plan”, “expect”, “intend”, “estimate”, “potential for” and similar expressions have been used to identify these forward-looking statements, including, without limitation, references to: the company’s focus on the design and development of surgical technologies for robotic single access surgery; the Enos system providing a surgical experience that imitates real-life movements; and the company’s intention to initially pursue gynecologic surgical indications with the Enos system. These statements reflect management’s current beliefs and are based on information currently available to management. Forward-looking statements involve significant risks, uncertainties and assumptions. Many factors could cause the company’s actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, without limitation, those listed in the “Risk Factors” section of the company’s Annual Report for the fiscal year ended December 31, 2021, which may be viewed at www.sedar.com and at www.sec.gov. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results, performance, or achievements may vary materially from those expressed or implied by the forward-looking statements contained in this news release. These factors should be considered carefully, and prospective investors should not place undue reliance on the forward-looking statements. Although the forward-looking statements contained in the news release are based upon what management currently believes to be reasonable assumptions, the company cannot assure prospective investors that actual results, performance or achievements will be consistent with these forward-looking statements. Except as required by law, the company expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.

Contact
Kristen Galfetti
Vice President, Investor Relations & Corporate Communications
+1-781-869-2553
investors@titanmedicalinc.com

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